Exhibit 12.1

Boise Cascade Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2013	2012	2011	2010	2009
	(thousands, except ratios)
Interest costs	$20,426	$21,757	$18,987	$21,005	$22,520
Capitalized interest	—	—	—	—	—
Interest factor related to noncapitalized leases	5,041	5,950	6,210	5,664	5,727
Total fixed charges	$25,467	$27,707	$25,197	$26,669	$28,247

Income (loss) before income taxes and cumulative effect of accounting changes	$78,148	$41,803	$(46,123)	$(32,997)	$(97,838)
Undistributed (earnings) losses of less than 50% -owned entities, net of distributions	—	—	—	—	—
Total fixed charges	25,467	27,707	25,197	26,669	28,247
Total earnings (losses) before fixed charges	$103,615	$69,510	$(20,926)	$(6,328)	$(69,591)

Ratio of earnings to fixed charges	4.07	2.51	N/A	N/A	N/A

Amount by which earnings are insufficient to cover fixed charges	N/A	N/A	$46,123	$32,997	$97,838